UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Escaping Ohio LLC

Legal status of issuer

> **Form**
> Limited Liability Company

> **Jurisdiction of Incorporation/Organization**
> Ohio

> **Date of organization**
> April 17, 2021

Physical address of issuer
344 Dawn Drive, Akron , OH 44312

Website of issuer
www.escapingohio.com

Name of co-issuer
Escaping Ohio I

Legal status of co-issuer

> **Form**
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 29, 2021

Physical address of co-issuer
4104 24th St. , PMB 8113 , San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$29,500.00	$51,641.00
Cash & Cash Equivalents	$3,711.00	$18,561.00
Accounts Receivable	$5,176.00	$14,443.00
Short-term Debt	$153,560.00	$115,560.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$55,831.00	$64,304.00
Taxes Paid	$0.00	$0.00
Net Income	$59,741.00	$64,418.00

FORM C-AR

Escaping Ohio LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Escaping Ohio LLC, a Ohio Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.escapingohio.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is [4/28/23].

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Escaping Ohio LLC (the "Company") is a Ohio Limited Liability Company, formed on April 17, 2021.

The Company is located at 344 Dawn Drive, Akron , OH 44312.

The Company's website is www.escapingohio.com.

The information available on or through our website is not a part of this Form C-AR.

Escaping Ohio I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on July 29, 2021.

The Co-Issuer is located at 4104 24th St. , PMB 8113 , San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Escaping Ohio is an independent feature film which will be sold to distributors for revenue.

RISK FACTORS

Risks Related to the Company's Business and Industry

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes.

6

Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors.
While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

Investment in Film.
by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depend on external forces, outside of the control of the company.

The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immortal, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Reliance on management - except as set forth in this agreement, decisions with respect to the management of company will be made by the managers in the managers' sole discretion. The success of the picture will largely depend on the quality of the management of the company. The managers, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company and the picture. Although the managers believe that the managers have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the managers will perform adequately or that the company's operations will be successful. Purchasers of interests will receive an economic interest in the company, but shall not be participants in the management or the operations of the managers, the company or the picture. Accordingly, except as otherwise set forth in this agreement, an investor will have no right to vote on, or to veto actions of the managers, will have no creative control, and manager-approved actions may be approved despite the investor's dissent from such actions. Neither the company, the managers nor any of the managers' advisors have managed or produced a feature film previously, and no assurance can be had that their efforts will be successful for the picture.

Limited operating history - the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth.
Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full length feature film, but no assurances can be given that they will be successful in these efforts.

Indemnification - under certain circumstances set forth specifically in article iv of the operating agreement, the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete then assets of the company.

Working capital requirements and the potential need for additional financing - there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project.

Furthermore, companies with limited operating histories, such as the company and the managers, do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

Liability of members - members might, under applicable law, be liable to the company in an amount equal to any distribution made from the company to members, if, after distribution is made, the remaining assets of the company are not sufficient to pay its then outstanding liabilities, exclusive of liabilities to the members arising on account of their respective interests in the company.

Loss on dissolution or termination - in the event of a dissolution or termination of the company, the proceeds realized in the liquidation of assets, if any, will be distributed to the members only after the satisfaction of claims of creditors.

Accordingly, the ability of a member to recover all or any portion of his or her or its investment under such circumstances will depend on the amount of funds so realized and the amount of claims to be satisfied therefrom.

Income tax consequences - there are various risks associated with the federal income tax aspects of an investment in the company which should be carefully considered by each prospective investor to determine whether an investment in the company is suitable for such prospective investor.

Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment in the company.

Competitive industry - some segments of the motion picture industry are highly competitive.

The company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

Commercial success - the picture's success is primarily dependent on audience acceptance of the picture, which is extremely difficult to predict and, therefore, inherently risky.

Many films are produced each year and never released. Many films are released each year, which are not commercially successful and fail to recoup their production costs from united states theatrical distribution. Foreign and ancillary markets have therefore become increasingly important. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution.Neither the managers nor the company can predict the economic success of the picture because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred)depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.Neither the managers nor the company can assure members that the picture will generate enough revenue to offset its distribution and marketing costs, in which case the company would not receive any net revenues for the picture.

Production - particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements.

There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the picture itself. Although some of these problems may be covered by company's insurance for the picture, significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Dependence on key personnel - the company's future success depends, insignificant part, upon the continued service of the individuals that constitute the production team and the managers' advisors.

Neither the company nor the managers maintains key person life insurance for any team member or employee. Furthermore, the company's and the managers' success is dependent on the ability of the company and the managers to attract top talent, both within the production team and the cast of the picture. The company's and the managers' inability to attract such talent or the loss of the services of one or more members of the production team could have a material adverse effect on the company'sand the managers' ability to successfully produce and distribute the picture. Additionally, the company may elect to forego the purchase of a completion bond or other types of production related insurance for the picture, resulting in certain losses relating to any of the picture's key personnel, equipment, locations and/or film footage being uninsured which could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture.

Labor disputes - there is no assurance that labor difficulties affecting production will not arise, including but not limited to union strikes.

If such labor difficulties arise, film production and, hence, return to investing members could be delayed or diminished.

Audience appeal - the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution.

The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns - the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers.

Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company Intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution - the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters.

There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project - the production and distribution of a motion picture involves the passage of a significant amount of time.

Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Foreign distribution - foreign distribution of a motion picture (i.

E., outside the united states and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system is that such investing members, who have had their money at risk for the longest time. are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Industry changes - neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general. and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of

technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure offerees that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as dvds, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels.Company's business, operations or financial condition could be materially adversely affected.

Picture's liabilities - the company will actively participate in the production and distribution of the picture.

Because insurance covering such liability may not be available at a reasonable cost, or may simply not be obtained, the assets of the company may be exposed to operating risks that may arise from the creation, exploitation and disposition of the picture.

Subject to the terms and conditions of this agreement.

the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds.Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers; such a sale would be in the best interest of the company. In addition, subject to the terms and conditions of the lie agreement, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development. production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers place a greater emphasis on the skills and judgment of the managers, and the managers' advisors and therefore makes it imperative that prospective non managing members carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder

Illiquidity of investment - there is no public market for the interests and one is not expected to develop.

Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or anyother applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Inherent uncertainty of projections - the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction. but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from unitholders. which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus. the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will

depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor. together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Managers' conflicts of interest - the managers are not required to render exclusive services in connection with the picture or the company.
The managers, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the managers, the production team and the talent may organize companies that are similar to the company in the future. The managers may be principals in, or have profit interest in. the company. Accordingly, conflicts of interest may arise in the allocation of the managers', the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the managers may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Escaping Ohio is an independent feature film which will be sold to distributors for revenue.

Business Plan - The Company

We will be taking around the Escaping Ohio Short Film before then to build up an audience & excitement for the feature film while making more connections with sales agents and distribution companies.

Business Plan - The Co-Issuer

Escaping Ohio I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Escaping Ohio	Movie	Entertainment

The product being completed is a movie, which has been tested with audiences and is being taken out to the market to sell.

We have an experienced, talented sales agent who will be pitching our film (product) to distributors, who will then take the film to different territories to receive revenue and market the film to bring in a wider audience.

Competition

The Company's primary competitors are Studio films and other independent feature films.

Our film stands out by having the authenticity studios lack but also having the high-quality production value and commercial story that other independent films lack.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The company's customers are primarily fans of teen movies, romcoms, and independent films.

Intellectual Property

Copyright Registrations

Registration #	Title	Description	Registration Date
PAu004086044	Escaping Ohio	Dramatic works- Escaping Ohio script	May 7, 2021

The Escaping Ohio completed movie

Governmental/Regulatory Approval and Compliance

The Company is organized under, and subject to, the laws of a State or Territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 344 Dawn Drive, Akron , OH 44312

The Company has the following additional addresses:

The Company conducts business in Los Angeles and New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jessica Michael Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, 2021-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For the Gram Film, Producer, Director, Actor, Editor, Colorist. Production: November 2020, Post-Production December 2020-March 2021 Escaping Ohio short Producer, Director, Co-Writer, Actor, Editor Development May 2020-August 2020, Pre-Production: November 2020-April 2021

Education

N/A

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees in Ohio.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Investor Funds
Amount outstanding	155,200
Voting Rights	Zero voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	100% of profits are paid to investors pro-rata until 120% (125% for Early Bird Investors) of principal investment is returned. Then, net profits are split 50/50 between investors and filmmakers.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is [0].

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Options		$155,200.00	To create the Escaping Ohio feature film	April 30, 2022	Regulation CF

Ownership of the Company

A majority of the Company is owned by Jessica Michael Davis and Collin Kelly-Sordelet.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jessica Michael Davis	60.0%
Collin Kelly-Sordelet	40.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

The company has completed the movie and has attached a sales agent who is taking the movie on the market to sell. It has also been selected for a prestigious festival in LA where it will have its world premiere this summer.

Our sales agent is showing the movie to buyers and taking meetings, while we get more eyes on the movies and reviews to leverage a good distribution deal.

Liquidity and Capital Resources

On [1/28/22] the Company conducted an offering pursuant to Regulation CF and raised $[155,200].

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Additional capital raise to complete the film.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company [has not] failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Jessica Michael Davis
	(Signature)
	Jessica Michael Davis
	(Name)
	Founder
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Nicholas Tommarello
	(Signature)
	Nicholas Tommarello
	(Name)
	CEO of Wefunder

	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/Jessica Michael Davis
	(Signature)
	Jessica Michael Davis
	(Name)
	Co-Member
	(Title)
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

ESCAPING OHIO LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2021

ESCAPING OHIO LLC
BALANCE SHEET
AS AT DECEMBER 31, 2021

	2021
	-----$-----

ASSETS

NON-CURRENT ASSETS

Production Equipments	18,637
	18,637

CURRENT ASSETS

Trade receivables	14,443
Cash and bank balances	18,561
	33,004

TOTAL ASSETS	**51,641**

FUNDS AND RESERVES

Paid up Capital	100
Reserves	(64,418)
Total Equity	**(64,318)**

NON-CURRENT LIABILITIES	-

CURRENT LIABILITIES

Trade and other Payables	-
Financing	115,960
	115,960

TOTAL EQUITY AND LIABILITIES	**51,641**

ESCAPING OHIO LLC
PROFIT AND LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021
	-------USD-------
Income	-
Total Income	**-**
Operating Expenses	
Art Payroll	16,457
Crew Expenses	26,398
Insurance	3,700
Travel Expenses	3,377
Meals and Entertainment	3,384
Art and Production Expenses	4,005
Wardrobe Expenses	3,804
Health and Care Expenses	2,030
Office Expenses	775
Site Expenses	375
Bank Charges	114
Total Operating Expenses	**64,418**
Net (loss) for the year ended Dec 31, 2021	**(64,418)**

ESCAPING OHIO LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2022

ESCAPING OHIO LLC
BALANCE SHEET
AS AT DECEMBER 31, 2022

	2022
	-----$-----

ASSETS

NON-CURRENT ASSETS

Production Equipments	20,614
	20,614

CURRENT ASSETS

Trade receivables	5,176
Cash and bank balances	3,711
	8,887

TOTAL ASSETS	**29,500**

FUNDS AND RESERVES

Paid up Capital	100
Reserves	(124,160)
Total Equity	(124,060)

NON-CURRENT LIABILITIES	-

CURRENT LIABILITIES

Trade and other Payables	-
Financing	153,560
	153,560

TOTAL EQUITY AND LIABILITIES	**29,500**

ESCAPING OHIO LLC
PROFIT AND LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
	--------USD------
Income	-
Total Income	-
Operating Expenses	
Post-Production services	31,750
Art Payroll	4,639
Crew Expenses	6,419
Insurance	400
Travel Expenses	5,145
Meals and Entertainment	1,076
Art and Production Expenses	645
Wardrobe Expenses	304
Health and Care Expenses	406
Office Expenses	3,697
Site Expenses	1,350
Marketing Expenses	3,750
Bank Charges	160
Total Operating Expenses	59,741
Net (loss) for the year ended Dec 31, 2022	(59,741)